Securities and Exchange Commission, Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Hawkeye Systems, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

420198 103

(CUSIP Number)

M. Richard Cutler, Cutler Law Group, PC, 6575 West Loop South, Suite 500,

Bellaire, TX 77401

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 420198 103Page 2 of 4 Pages

(1) Names of reporting persons:	Corby Marshall
(2) Check the appropriate box if a member of a group	(a)
(see instructions)	(b)
(3) SEC use only
(4) Source of funds (see instructions)	PF
(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6) Citizenship or place of organization	United States
Number of shares beneficially owned by each reporting person with:
(7) Sole voting power	3,150,000 Common
(8) Shared voting power	0
(9) Sole dispositive power	3,150,000 Common
(10) Shared dispositive power	0
(11) Aggregate amount beneficially owned by each reporting person	3,150,000 Common
(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)	X
(13) Percent of class represented by amount in Row (11)	33.0% Common
(14) Type of reporting person (see instructions)	IN

CUSIP No. 420198 103Page 3 of 4 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the acquisition of shares of Common Stock (the “Shares”) of Hawkeye Systems, Inc., whose principal executive offices are located at 7119 W. Sunset Blvd, Suite 468, Los Angeles, CA 90046.  Hawkeye Systems, Inc. became a reporting issuer on February 11, 2019 upon the effectiveness of a Registration Statement on Form S-1.

Item 2. Identity and Background.

Corby Marshall is a United States citizen and his business addresss is 7119 W. Sunset Blvd, Suite 468, Los Angeles, CA 90046.  During the last five years, Corby Marshall or any of his affiliates have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or that found any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the Shares in consideration for personal cash.

Item 4. Purpose of Transaction.

The Reporting Person acquired the Shares for investment purposes.  The Reporting Person is CEO and CFO of the Issuer.  The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Hawkeye Systems, Inc. became a reporting issuer on February 11, 2019 upon the effectiveness of a Registration Statement on Form S-1.

a.Effective June 1, 2018 Corby Marshall purchased 3,000,000 shares of common stock of the Issuer for $300.00.

b.Effective January 31, 2019 Corby Marshall was issued a stock option pursuant to the Issuer’s 2019 Employee, Director and Consultant Stock Option plan for 150,000 options exercisable for five years at $0.55 per share.

c.During the past 60 days the Reporting Person has not bought or sold any securities on the open market or otherwise.

CUSIP No. 420198 103Page 4 of 4 Pages

As a result of these transactions, the reporting person currently beneficially owns 3,150,000 shares.  Such shares aggregate approximately 33.0% of the issued and outstanding shares

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting person is Chief Executive Officer, Chief Financial Officer and a Director of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2019

Corby Marshall

\s\ Corby Marshall

Corby Marshall